



Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net

BY FEDERAL EXPRESS
Pam Howell, Esq.
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C. 20549 - 7010

Received SEC
FEB 2 5 2008
Washington, DC 20549

February 22, 2008

Re: Real Estate Income Fund, LLC
Amendment to Offering Statement on Form 1-A filed February 1, 2008
File No. 24-10163

Dear Ms. Howell:

We have the responses set forth below to the comments set forth in your letter of February 15, 2008. We have clearly marked by large black numerals on the enclosed filing exactly where the changes have been made in response to your comments. Our responses are as follows:

1. We have added the requested disclosure. Please see Part I – Notification and supplemental document.

2. We have revised the language on the Cover Page and throughout the offering circular.

3. Please see revised language under "Business of the Fund."

4. Please see revised language under "Business of the Fund."

5. Please see revised language under "Business of the Fund."

6. Please see revised language under "Risk Factors."

7. Please see revised language under "Business of the Fund."

If there is anything further you need, please let us know.

Sincerely,

Geoffrey T. Chalmers

cc: William J. Raike